Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2005	2006	2007 (1)	2008 (1)	2009 (1)

Income from continuing operations	$220	$427	$395	$446	$372
Equity in earnings of unconsolidated affiliates	(6)	(6)	(16)	(51)	(15)
Income taxes for continuing operations	150	59	193	277	176
Capitalized interest	(4)	(10)	(22)	(12)	(4)
	360	470	550	660	529

Fixed charges, as defined:

Interest	718	608	632	604	644
Capitalized interest	4	10	22	12	4
Interest component of rentals charged to operating expense	12	19	16	15	12
Total fixed charges	734	637	670	631	660

Earnings, as defined	$1,094	$1,107	$1,220	$1,291	$1,189

Ratio of earnings to fixed charges	1.49	1.74	1.82	2.05	1.80
________
(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007, 2008 and 2009 is interest income of $4 million, interest expense of $9 million and interest income of $3 million, respectively, which is included in income tax expense.